SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 4
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MAJESCO ENTERTAINMENT COMPANY
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

560690208
(CUSIP Number)

July 9, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 7 Pages)

CUSIP No. 560690208

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 736,048 (1) (2) (3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 736,048 (1) (2) (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,048 (1) (2) (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (based on 9,640,901 shares of common stock outstanding as of June 19, 2015)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes 678,348 shares held by Melechdavid Inc. and 57,700 shares held by Melechdavid Inc. Retirement Plan. Mark Groussman is the President of Melechdavid Inc. and the trustee of Melechdavid Inc. Retirement Plan and in such capacity, is deemed to hold voting and dispositive power over the securities held by Melechdavid Inc. and Melechdavid Inc. Retirement Plan.

(2)
Excludes 485,295 shares of common stock underlying Series A Preferred Stock, 346,640 shares of common stock underlying Series B Preferred Stock, 666,667 shares of common stock underlying Series C Preferred Stock and 666,667 shares of common stock underlying warrants held by Melechdavid Inc. as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned with affiliates.

(3)
Excludes 367,648 shares of common stock underlying Series A Preferred Stock and 262,606 shares of common stock underlying Series B Preferred Stock held by Melechdavid Inc. Retirement Plan as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned with affiliates.

CUSIP No. 560690208

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid Inc. 56-2617808
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 678,348 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 678,348 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,348 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (based on 9,640,901 shares of common stock outstanding as of June 19, 2015)
12	TYPE OF REPORTING PERSON* CO

(1)
Excludes 485,295 shares of common stock underlying Series A Preferred Stock, 346,640 shares of common stock underlying Series B Preferred Stock, 666,667 shares of common stock underlying Series C Preferred Stock and 666,667 shares of common stock underlying warrants as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned with affiliates.

CUSIP No. 560690208

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid Inc. Retirement Plan 46-1609118
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 57,700 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 57,700 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.6% (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 57,700 (based on 9,640,901 shares of common stock outstanding as of June 19, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes 367,648 shares of common stock underlying Series A Preferred Stock and 262,606 shares of common stock underlying Series B Preferred Stock as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned with affiliates.

Item 1(a).                   Name of Issuer:

Majesco Entertainment Company, a Delaware corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

 404 I-T Hadley Road, S. Plainfield, NJ 07080

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Melechdavid, Inc., Melechdavid, Inc. Retirement Plan and Mark Groussman.

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

5154 La Gorce Drive
Miami Beach, FL 33140

Item 2(c).                 Citizenship.

United States/Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

560690208

Item 3.     Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned:  736,048 (1) (2) (3)

(b) Percent of class: 7.6% (based on 9,640,901 shares of common stock outstanding as of June 19, 2015)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:  736,048 (1) (2) (3)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:  736,048 (1) (2) (3)

(1)
Includes 678,348 shares held by Melechdavid Inc. and 57,700 shares held by Melechdavid Inc. Retirement Plan. Mark Groussman is the President of Melechdavid Inc. and the trustee of Melechdavid Inc. Retirement Plan and in such capacity, is deemed to hold voting and dispositive power over the securities held by Melechdavid Inc. and Melechdavid Inc. Retirement Plan.

(2)
Excludes 485,295 shares of common stock underlying Series A Preferred Stock, 346,640 shares of common stock underlying Series B Preferred Stock, 666,667 shares of common stock underlying Series C Preferred Stock and 666,667 shares of common stock underlying warrants held by Melechdavid Inc. as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned with affiliates.

(3)
Excludes 367,648 shares of common stock underlying Series A Preferred Stock and 262,606 shares of common stock underlying Series B Preferred Stock held by Melechdavid Inc. Retirement Plan as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned with affiliates.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Melechdavid Inc.
Date: July 10, 2015	By:	/s/ Mark Groussman
Mark Groussman, President

Melechdavid Inc. Retirement Plan
By:	/s/ Mark Groussman
Mark Groussman, Trustee

/s/ Mark Groussman
Mark Groussman, Individually